SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

                   (Rule 13d-101)
      Under the Securities Exchange Act of 1934



                    Netguru Inc.
                  (Name of Issuer)

            Common Stock, $0.01 Par Value
           (Title of Class of Securities)

                      64111K107
                   (CUSIP Number)

                  Peter R. Kellogg

                    120 Broadway
              New York, New York 10271
    (Name, address and telephone number of person authorized to receive notices and communications)



                  December 26, 2000
(Date of event which requires filing of this statement)

          (Continued on following page(s))

                  Page 1 of 5 Pages
Cusip No. 64111K107                   Page 2 of 5
_______________________________________________________
1. NAME OF REPORTING PERSON Peter R. Kellogg
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) X
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE OF FUNDS:
_____________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)

___________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA_______________________________________________

Number of      7. SOLE VOTING POWER NUMBER OF SHARES

Shares         _______3,576,500__(1)_______________
               8. SHARED VOTING POWER
Beneficially
               _______0               _______________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______3,576,500_(1)_________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________ 0         _ _______________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

___3,576,500  ____________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
_____________________________________________________
(1) 1,670,270 are restricted shares.
Cusip No. 64111K107                  Page 3 of 5

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11)     21.27%
_____________________________________________________
14.  TYPE OF REPORTING PERSON - IN
___________________________________________________
Item 1. Security and Issuer
      The class of security to which this statement relates is Common Stock, par value $0.01 (the "Common
Stock"), of Netguru, Inc., a Delaware Corporation (the
"Issuer"). The address of the principal executive office of the Issuer is: 22700 Savi Ranch Parkway, Yorba Linda,
California.

Item 2.  Identity and Background

The person filing this Statement is Peter R. Kellogg.
Mr. Kellogg's principal occupation is Senior Managing
Director at Spear, Leeds & Kellogg, 120 Broadway, New
York, New York 10271. Spear, Leeds & Kellogg is a registered securities broker-dealer. During the last five years Mr. Kellogg has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kellogg is a citizen of the United
States.

Item 3. Source and Amount of Funds or Other
Consideration

     The aggregate purchase price of the Common Stock recently purchased by Peter Kellogg was $2,116,278.75 which came from available funds.

Item 4.  Purpose of Transaction

     The Common Stock was acquired by Peter Kellogg for investment purposes only. Mr. Kellogg does not have plans or proposals related to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Cusip No. 64111K107                  Page 4 of 5


     Mr. Kellogg may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg.
Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.  Interest in Securities of the Issuer
     (a) As of December 26, 2000, Mr. Kellogg may be deemed the beneficial owner of 3,576,500 shares of the Common Stock of Netguru Inc. constituting approximately 21.27% of the common stock outstanding.
Of those shares, 1,670,270 are restricted.

     (b) Mr. Kellogg has the sole dispositive power with respect to 3,576,500 shares of common stock which he owns.

     (c) The following table set forth information with respect to all purchases, sales or donations of the common stock by Peter Kellogg for purposes of
Section 13(d) of the 1934 Act since November 28,
2000.

               Number
Date of        of             Type of        Price
Transaction    Shares         Transaction    Per
Share
12/05/00     1,670,270        OTC Buy       3.93

12/05/00           100        OTC Buy       3.6875

12/05/00        13,600        OTC Buy       3.75

12/05/00            50        OTC Buy       3.875

12/08/00       100,000        OTC Buy       3.375

Cusip No. 64111K107                 Page 5 of 5


12/08/00       100,000        OTC Buy       3.4375

12/13/00        37,500        OTC Buy       3.375

12/13/00        37,500        OTC Buy       3.4375

12/26/00       100,000        OTC Buy       3.625

12/26/00       100,000        OTC Buy       3.75

12/27/00        26,500        OTC Buy       3.415

12/29/00        75,000        OTC Buy       4.00

Item 6.   Contract Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

      All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7.  Material to be filed as Exhibits
     None.

                         SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  January 8, 2001            Peter R. Kellogg
                                   Peter R. Kellogg